Exhibit 21.1

SUBSIDIARIES OF UPJOHN INC.

Subsidiary	State or Country of Incorporation or Organization
Utah Acquisition Holdco Inc.	Delaware

Utah Acquisition Sub Inc.	Delaware

Upjohn Finance B.V.	Netherlands